Exhibit 1.01

CONFLICT MINERALS REPORT OF ENDOLOGIX, INC.
IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“CMR or the “Report”) of Endologix, Inc. (herein referred to as “Endologix,” the “Company,” “we,” “us,” or “our”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” or the “Rule”), for the reporting period from January 1, 2014 to December 31, 2014. Numerous terms in this Report are defined in Rule 13p-1 and the Form SD; reference is made to those sources and to the 1934 Act Release No. 34-677176 (August 22, 2012) for such definitions.

In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission (“SEC”) adopted a new Form SD and Rule 13p-1 to implement reporting and disclosure requirements concerning conflict minerals. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products where conflict minerals (regardless of origin) are necessary to the functionality or production of the product. Conflict Minerals, for purposes of this assessment, are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

SEC registrants whose conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or whose conflict minerals originated from recycled and scrap sources must only submit a Form SD. The Form SD describes the results of the registrant’s Reasonable Country of Origin Inquiry (“RCOI”). SEC registrants that have reason to believe that any of the conflict minerals in their supply chain originated in the Covered Countries, or registrants that are unable to determine the country of origin of those conflict minerals, must exercise due diligence on the conflict minerals’ source and chain of custody. The results and a description of the due diligence must be submitted annually to the SEC in a CMR filed as an exhibit to the Form SD.

After a thorough RCOI, we were not able to determine the country of origin of all conflict minerals in our supply chain, and as a result we are submitting this CMR pursuant to Rule 13p-1. The Report presented herein is not audited pursuant to the Rule’s accommodation for the 2013 and 2014 reporting periods.

Company Overview

Endologix is a Delaware corporation with corporate headquarters and production facilities located in Irvine, California. We develop and manufacture minimally invasive treatments for aortic disorders. Our focus is endovascular stent grafts for the treatment of abdominal aortic aneurysms (“AAA”). AAA is a weakening of the wall of the aorta, the largest artery in the body, resulting in a balloon-like enlargement. Once AAA develops, it continues to enlarge and, if left untreated, becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured AAA is approximately 75%, making it a leading cause of death in the U.S. Approximately 1.7 million Americans have AAA, and the incidence of the condition increases with age.

We are currently marketing the AFX® Endovascular AAA System, which is available in the U.S., Europe, Latin America and other regions. The Nellix® EndoVascular Aneurysm Sealing System, a novel aneurysm sealing system, is approved for sale in Europe and other markets and for investigational use in the U.S. The Powerlink with IntuiTrak® Delivery System is available in Japan.

Exhibit 1.01

These technologies are minimally invasive, allowing for greater patient comfort and quicker recovery compared to invasive surgical alternatives. Endologix products are protected by at least 52 U.S. patents with at least 956 allowed claims.

Product Description

Our principal products are intended for the treatment of AAA. Our AAA products are built on one of two platforms: (i) traditional minimally-invasive endovascular repair ("EVAR"), or (ii) endovascular sealing (“EVAS”), our innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Our current EVAR products include the Endologix AFX Endovascular AAA System (“AFX”), the VELA Proximal Endograft (“VELA”) and the Endologix Intuitrak Endovascular AAA System (“Intuitrak”). Our current EVAS product is the Nellix Endovascular Aneurysm Sealing System (“Nellix EVAS System”).

Our EVAR products consist of (i) a cobalt chromium alloy stent covered by polytetrafluoroethylene (commonly referred to as "ePTFE") graft material (“Stent Graft”), and (ii) an accompanying delivery system. Once fixed in its proper position within the abdominal aorta, our EVAR device provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

Our EVAS product consists of (i) bilateral covered cobalt chromium stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm, and (iii) a delivery system and polymer dispenser. Our EVAS product seals the entire aneurysm sac effectively excluding the aneurysm sac reducing the likelihood of future aneurysm rupture. Additionally, it has the potential to reduce post procedural re-interventions.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy (the “Conflict Minerals Policy), which is communicated to all our suppliers:

“We are committed to responsible and conflict-free sourcing of all of our raw materials for our products. The ethical sourcing of minerals is an important part of our policy to ensure safe and fair working conditions for everyone in our supply chain. We will endeavor to work only with suppliers that are compliant with responsible industry standards promoted by such groups as the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). We are further committed to ensuring that our suppliers are compliant with the Conflict-Free Smelter Program (“CFSP”) or an equivalent third-party audit program. We know that supply chains fluctuate and we will maintain on-going monitoring of our supplier’s suppliers and smelters.”

For additional information on our Conflict Minerals Policy, please refer to our website at www.endologix.com (Investor Relations - Corporate Governance). The Conflict Minerals Policy will be regularly reviewed and updated as needed. Additionally, we have advised our suppliers about the Conflict Minerals Policy and have made reasonable efforts to ensure that current and future suppliers comply with the Conflict Minerals Policy.

Exhibit 1.01

Results of Product Analysis

We conducted an analysis of our products and found that (i) certain of our products (listed below) contain tin, tungsten and gold (but none contain tantalum), (ii) the conflict minerals are necessary to the functionality or production of the products, (iii) the products were manufactured or contracted to be manufactured by the Company, and (iv) manufacture of the products was completed during the 2014 reporting period.

•	Product C00494, F00330, F00467 - These products are SurePass Guidewire, .035” Guidewire, and .014” Guidewire: These products contain tin and tungsten.

•	Product C00742 - Pressure Monitor Nellix: This product contains gold.

•	Product C01294 - Contralateral Limb Wire, AFX2: This product contains tungsten.

Reasonable Country of Origin Inquiry (“RCOI”)

During the 2014 reporting period, we made a concerted effort to begin our RCOI earlier than we did in the prior reporting period. This allowed us to better educate our suppliers and ensure a higher response rate. The RCOI was conducted with the suppliers for the products that we determined had conflict minerals. The suppliers were contacted and requested to provide conflict minerals data in the Conflict Minerals Reporting Template, a standardized reporting template provided by the Electronic Industry Citizenship (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. We received 100% of responses back from our suppliers. (One of our supplier’s responses, however, was in the form of a completed Template from their principal supplier). We carefully examined each of the supplier’s responses to ensure accuracy and consistency with other responses and we cross-checked the information each of the suppliers provided with the Conflict Free Sourcing Initiative (“CFSI”) smelter list to see whether the smelters they identified were conflict free.

Due to the breadth and complexity of our products and respective supply chain, it will take time for all the suppliers on our supply chain to verify the origin of all of the minerals. However, since our last Form SD and Conflict Minerals Report filing, we have made substantial strides to further develop transparency in our supply chain through continuing to improve our supply chain due diligence processes, driving accountability within the supply chain by leveraging industry standards and expanding our outreach efforts to our direct and indirect suppliers.

As a result of our RCOI and pursuant to Rule 13p-1, we conducted due diligence on the source and chain of custody of our conflict minerals.

Due Diligence Process

After a thorough RCOI, we could not make a determination as to the country of origin of all conflict minerals contained in our products. Therefore, we performed due diligence on our products pursuant to Rule 13p-1. The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd Edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively, “OECD Guidance”).

Exhibit 1.01

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, assessment of risk in our supply chain, and establishment of a grievance mechanism. We periodically report to our Vice President, Operations with respect to our due diligence process and compliance obligations. The Nominating, Governance and Compliance Committee of our Board of Directors is responsible for oversight of our Conflict Minerals Policy.

Step 1 - Company Management Systems

We have established a strong company management system for complying with the Rule, such as:

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Adopting a comprehensive Conflict Minerals Policy related to the sourcing of conflict minerals that has been clearly communicated to our suppliers and the public. The Conflict Minerals Policy can be found on our website and is regularly reviewed and updated as necessary.

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Creating a conflict minerals task force led by our Vice President of Operations and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals due diligence process. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

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Joining CFSI to utilize their industry data, RCOI data, certified conflict free smelter and refiner lists, and various educational and training resources. Additionally, we are a member of the Medical Device Supply Chain Council along with more than 30 other premiere medical device companies. We have access to experts through this council that provide us with further due diligence information related to our suppliers.

•	Relying on industry guidelines to help establish programs within the Company and with suppliers, such as the EICC and GeSI.

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Strengthening engagement and communication with our suppliers. In addition, we have amended our supplier agreements to require our suppliers to acknowledge our position on conflict minerals and to strongly encourage them to use conflict free sourcing for our products.

•	Creating and maintaining a database of the information received from our suppliers in response to our RCOI and of the available educational information to our suppliers.

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Establishing a process to allow employees, suppliers and any other parties to contact us about our conflict minerals and any violations of our Conflict Mineral Policy. We can be contacted at (949) 595-7200.

Step 2 - Identify and Assess Risks in the Supply Chain

We identified that one of our primary risks is the lack of direct relationships with our smelters and refiners. As a purchaser of raw ore or unrefined conflict minerals, we are many steps removed from the mining of conflict minerals. While we acknowledge this as a risk, we understand the value in being able to trace materials back to their mine of origin and of having transparency over our mineral supply chain.

Additional risks such as inaccurate information and partial responses from suppliers arise based on our distance from the smelters and refiners. These risks are a result of our heavy reliance on responses received in the questionnaires that we send to our suppliers. We rely on our suppliers to provide us with accurate information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of raw materials that are supplied to them from sub-tier suppliers. Specific measures have been created by us (as described in Step 3) to minimize this risk and ensure compliance with the Rule.

Exhibit 1.01

Step 3 - Design and Implement a Strategy to Respond to Risks

The following is a summary of our strategy to minimize and respond to risks in our supply chain:

•	We consistently brief senior management about our due diligence efforts.

•	We thoroughly review responses from each questionnaire against a criteria developed by our internal team to insure accuracy and completeness.

•	We work directly with suppliers in situations where we determine that their questionnaire responses are incomplete or inaccurate.

•	We integrate responsible sourcing of minerals within our Conflict Minerals Policy and Supplier Quality Agreement and certification process.

•
We utilize an updated version of the supplier questionnaire that we provided to our suppliers with comprehensive instructions on how to respond to questions and provide us with the most meaningful information.

•	We participate in CFSI webinars and review advisory materials on various topics related to conflict free sourcing and make relevant educational materials available to our suppliers.

•	If necessary, we implement risk mitigation efforts, such as temporarily suspend or disengage with a supplier that will not provide accurate and complete responses to our questionnaires.

Endologix will undertake the following steps during the next compliance period for the 2015 reporting period to further improve our due diligence process:

•	Maintain and work to increase the response rate of supplier’s questionnaire.

•	Contact suppliers and encourage them to utilize smelters that have obtained a conflict free designation from an industry program, such as the EICC/GeSI Conflict Free Smelter Program.

•	Compare RCOI results with information collected via independent conflict free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter Program.

•	Enhance supplier communication, training and evaluation process to improve due diligence data accuracy and completion.

Step 4 - Independent Third-Party Audit of Supply Chain

We have relied on industry efforts from CFSI and EICC/GeSi Conflict-Free Smelter Program to perform third-party audits on smelters that source from the Covered Countries. Based on industry standards, we believe that such reliance is acceptable. We have not obtained an independent third-party audit on our due diligence process nor is it required for us to do so at this time pursuant to Rule 13p-1.

Step 5 - Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our supply chain due diligence policies and practices. It is available on our website at www.endologix.com (Investor Relations - Corporate Governance).

Exhibit 1.01

Due Diligence Results

Suppliers

The six first-tier suppliers who we identified all responded to the EICC survey; of these six, three of them indicated that the conflict minerals used in our products were not necessary to the functionality of the product in question.

One of the remaining three affected suppliers provided the names of two refiners or smelters or scrap dealers (collectively, “smelters”) as the facilities used to process conflict minerals. One other supplier certified that their supply of tungsten originated from a conflict free United States based scrap dealer.

Smelters

After reviewing, correcting, and removing alternate names, all of these smelters were ultimately identified as “smelters” consistent with definitions proposed by industry and the audit protocols published by the EICC/GeSI Conflict-Free Smelter Program and CFSI.

Of these two smelters, neither were identified as sourcing conflict minerals from the Covered Countries.  This assessment was based on information obtained directly from the CFSI list of certified conflict free smelters available during this reporting period.

The table below provides details concerning the name of the refiner, the location and whether it has been certified as conflict free.

Product Part Number	Product Description	Conflict Mineral Identified	Name/COI of Smelter/Refiner; Certified Conflict Free (Yes/No)
C00494,F00330, F00467	SurePass Guidewire, .035” Guidewire, .014” Guidewire	Tin, Tungsten	Tin (Minsur S.A. Tin Metal, Peru) - Yes Tungsten (HC Starck, Germany - Yes
C00742	Pressure Monitor - Nellix	Gold	Smelter Not Yet Identified
C01294	Contralateral Limb Wire, AFX2	Tungsten	Tungsten (certified conflict free US supplier of scrap metal; name not provided) - Yes

Facilities Used to Process Minerals

We have performed comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals.

Exhibit 1.01

Efforts to Determine Location or Origin

We have determined that requesting our suppliers to complete the questionnaire and provide adequate origin documentation and subsequently following up on those responses, represents our reasonable best efforts to determine the locations of origin of the conflict minerals in our supply chain. Once we received these responses, we verified the conflict free sourcing status of any identified smelters, refiners or scrap metal dealers.

Country of Origin

We found that all tungsten smelters and refiners in our supply chain have been designated “conflict free” by the CFSP or an equivalent independent third-party audit program. We have not been able to make a similar conclusion regarding the smelters and refiners for tin and gold but we are continuing to increase the number of verified smelters and refiners for these conflict minerals. We will continue to encourage all suppliers, smelter and refiners to be either certified conflict free or risk being removed from our supply chain.

Conclusion

We have no reason to believe that conflict minerals necessary to the functionality or production of our products directly or indirectly finance or benefit armed groups in the Covered Countries. However, because we have not received adequate responses from all affected suppliers, we are unable to determine all of the facilities used to process the conflict minerals in these products or the country of origin of those conflict minerals.

Statements and Risk Factors

     The statements made in this Report are based on our RCOI and due diligence process performed in good faith. These statements are based on the infrastructure and information available during the reporting period.  A number of factors could introduce errors or otherwise affect the information in this Report. These factors include, but are not limited to, incomplete, erroneous or omitted supplier or smelter data; the pending definition of “smelter”; confusing language contained in the SEC regulations; insufficient supplier and smelter education and knowledge during this second year of compliance with SEC regulations; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation issues; oversights or errors in conflict-free smelter audits; sourced materials from Covered Countries being declared secondary materials; companies going out of business during 2014; certification programs not being equally advanced for all industry segments and metals; and smuggling of conflict minerals to countries beyond the Covered Countries.